SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                    COMPANIA ELECTRICA CENTRAL BULO BULO S.A.
                        (name of foreign utility company)

     Compania Electrica Central Bulo Bulo S.A. ("Bulo Bulo"), a company formed under the laws of the Republic of Bolivia, hereby files this Form U-57 under
Section 33(a) of the Public Utility Holding Company Act, as amended, (the "Act") for the purpose of notifying the U.S. Securities and Exchange Commission that Bulo Bulo is a "foreign utility company" under Section 33(a) of the Act, 15 U.S.C. Sec. 79z-5b(a). Bulo Bulo is a subsidiary company of NRG Energy, Inc., which is a wholly-owned subsidiary company of Xcel Energy, Inc.

ITEM  1:  NAME,  BUSINESS ADDRESS, DESCRIPTION OF FACILITIES, AND, TO THE EXTENT
--------
KNOWN, EACH PERSON WHO HOLDS FIVE PERCENT OR MORE OF THE VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY.

     The name and address of the entity claiming foreign utility company status is:

                    Compania Electrica Central Bulo Bulo S.A.
 c/o Compania Boliviana de Energia Electrica S.A.-Bolivian Power Company Limited
                         Avenida Hernando Siles No. 5635
                                 Obrajes, La Paz
                                     Bolivia

     Bulo Bulo owns and operates an approximately 87-MW natural gas-fired electric generating facility located within the Carrasco gas production field near Santa Cruz, Republic of Bolivia. The following persons hold five percent (5%) or more of the voting securities of Bulo Bulo:

                 Person                          % Ownership
                 ------                          -----------
                 Inversiones Bulo Bulo, S.A.        99.98%

ITEM  2:  NAME  OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY, DESCRIPTION OF
--------
THE RELATIONSHIP BETWEEN SUCH COMPANY AND THE FOREIGN UTILITY COMPANY, AND PURCHASE PRICE PAID BY SUCH COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     The following are the domestic public-utility companies and their holding companies that are associate companies of Bulo Bulo: Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company, Northern States Power Company-Wisconsin, and Black Mountain Gas Company (collectively, the "Xcel Companies") are domestic associate public-utility companies of Bulo Bulo. The Xcel Companies are subsidiary companies of Xcel Energy, Inc.

     No portion of the purchase price of Bulo Bulo was paid by any domestic associate public utility company of Bulo Bulo.

                                    EXHIBIT A
        STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT

     The Xcel Companies are subsidiary companies of Xcel Energy, Inc., a registered holding company, and therefore, pursuant to Section 33(a)(2) of the Act, 15 U.S.C. Sec. 79z-5b(a)(2), are not required to obtain state certification.

Bulo Bulo has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    /s/
                                    --------------------------------------------
                                    Renee  Jakubiak  Sass,
                                    Director
                                    Compania Electrica Central Bulo Bulo S.A.
                                    Avenida Hernando Siles No. 5635
                                    Obrajes, La Paz
                                    Bolivia

August  28,  2002


205741_1.DOC